MITCHELL S. NUSSBAUM of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

February 4, 2008
Larry Spirgel, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3720

Re:	Spring Creek Acquisition Corp. Registration Statement on Form S-1 Amended January 28, 2008 File No. 333-147284

Dear Mr. Spirgel:

On behalf of our client, Spring Creek Acquisition Corp., a Cayman Island corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1/A (No. 333-147284) (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 4 and all exhibits filed therewith.

Amendment No. 4 reflects the following changes:

•	the exercise price for the warrants has been reduced from $5.50 to $5.00 (see, e.g., “The Offering,” page 4);

•
the number of insider warrants to be issued in a private placement immediately prior to the consummation of the offering has been increased from 1,250,000 to 1,430,000, and accordingly the proceeds therefrom have been increased to $1,430,000 (see, e.g., “The Offering,” page 4);

•
the percentage of deferred underwriter compensation has been increased from 3% (or $0.24 per unit, $1,080,000 in the aggregate (or 1,242,000 in the aggregate if the over-allotment option is exercised in full)) to 3.5% (or $0.28 per unit, $1,260,000 in the aggregate (or 1,449,000 in the aggregate if the over-allotment option is exercised in full)), and the amount of current underwriter’s discount has been proportionately reduced (see, e.g., “Use of Proceeds,” page 39);

Larry Spirgel, Assistant Director February 4, 2008 Page 2

•
the total amount of the proceeds of the offering and the private placement to be placed in the trust account has been increased from $35,100,000 (or $7.80 per unit (97.5% of the gross proceeds of the offering)) to $35,460,000 (or $7.88 per unit (98.5% of the gross proceeds of the offering)) (see, e.g., “Use of Proceeds,” page 39);

•	other information in Amendment No. 4 that is affected by the above changes has been revised;

•	the exhibits to the Registration Statement have been revised to reflect the above changes;

•	the disclosure on page 21 has been revised to fix a typographical error regarding the “penny stock” rules;

•	the disclosure on page 35 has been revised to reflect new withholding tax regulations in the People’s Republic of China; and

•	the disclosure on page 80 has been revised to reflect the new Rule 144 requirements which become effective on February 15, 2008.

Page numbers refer to the marked copy of Amendment No. 4.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

By:	/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum Loeb & Loeb LLP